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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                FINAL AMENDMENT
                                       TO
                                   SCHEDULE TO

                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934
                       (Amendment No. 5 - Final Amendment)

                              AMERICAN FREIGHTWAYS
                                  CORPORATION
                           (Name of Subject Company)

                                   FDX, INC.
                               FEDEX CORPORATION
                       (Name of Filing Persons - Offeror)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                                   02629V108
                     (Cusip Number of Class of Securities)

                              KENNETH R. MASTERSON
                               FedEx Corporation
                           942 South Shady Grove Road
                               Memphis, TN 38120
                           Telephone: (901) 818-7200
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Dennis S. Hersch
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE

     Transaction valuation*                           Amount of filing fee**
     ----------------------                           ---------------------
          $460,770,469                                       $92,155

*Estimated for purposes of calculating the amount of the filing fee only. The amount represents the purchase of a total of 16,380,038 shares of the outstanding Common Stock, par value $0.01 per share, at a price per Share of $28.13 in cash. Such number of Shares represents approximately 50.1% of the shares of American Freightways Corporation outstanding as of December 21, 2000.

**Calculated as 1/50 of 1% of the transaction value. Of this amount, $91,677 was paid on November 20, 2000. The balance of $488 was paid on December 29, 2000.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $91,677           Filing Party: FEDEX CORPORATION
                      --------------------             ------------------------

Form or Registration No.:  005-40826       Date Filed:  NOVEMBER 20, 2000
                        ------------------           --------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


   Check the appropriate boxes below to designate any transactions to which the statement relates:
   [X] third-party tender offer subject to Rule 14d-1.
   [ ] issuer tender offer subject to Rule 13e-4.
   [ ] going-private transaction subject to Rule 13e-3.
   [X] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              FedEx Corporation
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS

              OO
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
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                                      7        SOLE VOTING POWER

                                               16,380,043
                                     ------------------------------------------
     NUMBER OF SHARES                 8        SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                       11,179,540
                                     ------------------------------------------
                                      9        SOLE DISPOSITIVE POWER

                                               16,380,043
                                     ------------------------------------------
                                      10       SHARED DISPOSITIVE POWER

                                               11,179,540
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              27,559,583
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              84.3%
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     14       TYPE OF REPORTING PERSON

              CO
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                         FINAL AMENDMENT TO SCHEDULE TO

     This Final Amendment to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 20, 2000 and subsequently amended (the "Schedule TO") relating to an offer by FedEx Corporation, a Delaware corporation ("Parent"), and FDX, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Parent, to purchase up to 50.1% of the outstanding shares of common stock, par value $.01 per share, and associated rights (the "Shares"), of American Freightways Corporation, an Arkansas corporation ("Company"), at $28.13 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2000, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

     The information set forth in the Offer to Purchase and related Letter of Transmittal, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

   Items 1 through 9, 11, and 12

     Items 1 through 9, and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

     "A total of 16,885,407 Shares were validly tendered and not withdrawn, including Shares for which certificates were delivered to the Depositary pursuant to the Offer's guaranteed delivery procedure. FDX has accepted for payment 16,380,038 Shares. FedEx has been informed by the Depositary that the final proration factor is 97.01%. Following purchase of the Shares, FedEx and FDX will be the record owner of 16,380,043 Shares (or approximately 50.1% of the outstanding Shares) and may be deemed the beneficial owner of 27,559,583 Shares (or approximately 84.3% of the outstanding Shares) by virtue of the provisions of the Voting Agreement. FedEx expects that the Merger will be completed on or about February 9, 2001. On December 29, 2000, FedEx issued a press release, a copy of which is filed as Exhibit (a)(8) hereto and is incorporated herein by reference, announcing the final results of the Offer."

          Item 12 is hereby amended and supplemented by adding the following:


                                 EXHIBIT INDEX

    (a)(8) Text of Press Release issued by Parent dated December 29, 2000.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        FEDEX CORPORATION

                                        /s/ Kenneth R. Masterson
                                        ----------------------------------------
                                               (Signature)

                                        Kenneth R. Masterson, Executive Vice
                                        President, General Counsel and Secretary
                                        ----------------------------------------
                                               (Name and Title)

                                        December  29, 2000
                                        ----------------------------------------
                                               (Date)


                                        FDX, INC.


                                        /s/ Kenneth R. Masterson
                                        ----------------------------------------
                                               (Signature)

                                        Kenneth R. Masterson, President
                                        ----------------------------------------
                                               (Name and Title)

                                        December 29, 2000
                                        ----------------------------------------
                                               (Date)

                                 EXHIBIT INDEX


Exhibit No.
-----------

   (a)(1)        Offer to Purchase dated November 20, 2000.*

   (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

   (a)(3)        Notice of Guaranteed Delivery.*

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(6)        Form of summary advertisement dated November 20, 2000.*

   (a)(7)        Text of Press Release issued by Parent dated December 22,
                 2000.***

   (a)(8)        Text of Press Release issued by Parent dated December 29,
                 2000.

   (b)(1) Commitment Letter from The Chase Manhattan Bank dated November 10, 2000.*

   (b)(2) Credit Agreement among FedEx Corporation, the Lenders, Commerzbank AG, as Syndication Agent, Bank of America, N.A., as Documentation Agent, The Chase Manhattan Bank, as Administrative Agent, and Chase Securities Inc., as Lead Arranger and Book Manager, dated as of December 13, 2000.**

  (d)-(1) Agreement and Plan of Merger among Parent, Purchaser and the Company dated as of November 12, 2000.*

  (d)-(2) Irrevocable Proxy and Voting Agreement among Parent and certain shareholders of the Company dated as of November 12, 2000.*

  (d)-(3) Confidentiality Agreement between Parent and the Company dated September 21, 2000.*

  (d)-(4) Confidentiality Agreement between Parent and the Company dated September 21, 2000.*

    (g)          Not applicable

    (h)          Not applicable


  * Filed with the Schedule TO on November 20, 2000.
 ** Filed with Amendment No. 2 to the Schedule TO on December 15, 2000. *** Filed with Amendment No. 4 to the Schedule TO on December 22, 2000.